EXHIBIT 12



                           SONAT INC. AND SUBSIDIARIES

                        Computation of Ratios of Earnings
                   from Continuing Operations to Fixed Charges
                              Total Enterprise (a)



                                      Nine Months Ended Sept 30,                       Years Ended December 31,


                                            1998           1997            1997        1996         1995         1994        1993
                                            ----           ----            ----        ----         ----         ----        ----

                                                                                               (In Thousands)

Earnings from Continuing Operations:
   Income (loss) before income taxes    $(858,316)     $263,521         $322,472    $379,004     $393,896    $174,553     $355,254
Fixed charges (see computation below)     143,794       122,590          168,981     162,291      174,634     133,902      130,671
   Less allowance for interest
     capitalized                           (4,093)       (5,658)          (7,448)     (7,642)      (8,072)     (7,736)      (4,330)
                                        ---------      --------         --------    --------     --------    --------     --------
Total Earnings Available for Fixed
   Charges                              $(718,615)     $380,453         $484,005    $533,653     $560,458    $300,719     $481,595
                                        =========      ========         ========    ========     ========    ========     ========


Fixed Charges:
   Interest expense before deducting
      interest capitalized              $ 137,267      $116,757         $160,829    $154,769     $167,068    $126,193     $123,620
   Rentals(b)                               6,527         5,833            8,152       7,522        7,566       7,709        7,051
                                        ---------      --------         --------    --------     --------    --------     --------
                                        $ 143,794      $122,590         $168,981    $162,291     $174,634    $133,902     $130,671
                                        =========      ========         ========    ========     ========    ========     ========


Ratio of Earnings to Fixed Charges             (c)          3.1              2.9         3.3          3.2         2.3          3.7
                                        =========      ========         ========    ========     ========    ========     ========


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(a)  Amounts  include  the  Company's portion of the  captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.

(c) Earnings from continuing operations for the nine months ended September 30, 1998 reflect ceiling test charges for the impairment of certain oil and gas properties and restructuring expenses primarily associated with a reduction in work force. Earnings before income taxes were reduced $1,050.2 million as a result of the ceiling test charges and restructuring charge. Because of these charges, earnings were inadequate to cover fixed charges of $143.8 million for the nine months ended September 30, 1998. The coverage deficiency was $862.4 million for the nine month period.